UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-398
LANCE, INC.

(Exact name of registrant as specified in its charter)
14120 Ballantyne Corporate Place, Suite 350
Charlotte, North Carolina 28273
(704) 554-1421

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Rights to Purchase Series A Junior Participating Preferred Stock, $1 Par Value

(Title of each class of securities covered by this form)
$0.83-1/3 Par Value Common Stock

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None.*
     • The Rights to Purchase Series A Junior Participating Preferred Stock expired on July 14, 2008 in accordance with their terms.

     Pursuant to the requirements of the Securities Exchange Act of 1934 Lance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2008	LANCE, INC.
	By:	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary